SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*



      AMERICAN COUNTRY HOLDINGS INC. (formerly, The Western Systems Corp.)
   --------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                       ----------------------------------
                         (Title of Class of Securities)


                                   025278 10 2
                                -----------------

                                 (CUSIP Number)

                                  July 29, 1997

-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

-----------------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 025278 10 2

--------------- ----------------------------------------------------------------
     1.         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

                         Martin L. Solomon,   S.S. ####-##-####
--------------- ----------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]

                                                                      (b)  [ ]

--------------- ----------------------------------------------------------------
     3.         SEC USE ONLY



--------------- ----------------------------------------------------------------
     4.         SOURCE OF FUNDS

                         PF and BK

--------------- ----------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------------- ----------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.

-------------------------- ----------- -----------------------------------------
        NUMBER OF              7.      SOLE VOTING POWER

                                                8,000,343

      BENEFICIALLY         ----------- -----------------------------------------
                               8.      SHARED VOTING POWER
      OWNED BY EACH
                                                0
        REPORTING
                           ----------- -----------------------------------------
       PERSON WITH             9.      SOLE DISPOSITIVE POWER

                                                8,000,343

                           ----------- -----------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         8,000,343

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [ ]


--------------- ----------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         25.0%    See Item 5(a).

--------------- ----------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON

                         IN

--------------- ----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 025278 10 2

--------------- ----------------------------------------------------------------
     1.         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

                         Wilmer J. Thomas, Jr.,   S.S. ####-##-####
--------------- ----------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]

                                                                      (b)  [ ]

--------------- ----------------------------------------------------------------
     3.         SEC USE ONLY



--------------- ----------------------------------------------------------------
     4.         SOURCE OF FUNDS

                         PF and BK

--------------- ----------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------------- ----------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                         U.S.A.

-------------------------- ----------- -----------------------------------------
        NUMBER OF              7.      SOLE VOTING POWER

                                                8,000,343

      BENEFICIALLY         ----------- -----------------------------------------
                               8.      SHARED VOTING POWER
      OWNED BY EACH
                                                0
        REPORTING
                           ----------- -----------------------------------------
       PERSON WITH             9.      SOLE DISPOSITIVE POWER

                                                8,000,343

                           ----------- -----------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         8,000,343

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [ ]


--------------- ----------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         25.0%    See Item 5(a).

--------------- ----------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON

                         IN

--------------- ----------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 025278 10 2

--------------- ----------------------------------------------------------------
     1.         NAME OF REPORTING PERSON
                S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

                     Frontier Insurance Group, Inc.,   Employer I.D. #14-1681606
--------------- ----------------------------------------------------------------
     2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [X]

                                                                      (b)  [ ]

--------------- ----------------------------------------------------------------
     3.         SEC USE ONLY



--------------- ----------------------------------------------------------------
     4.         SOURCE OF FUNDS

                     WC

--------------- ----------------------------------------------------------------
     5.         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(D) OR 2(E)                              [ ]


--------------- ----------------------------------------------------------------
     6.         CITIZENSHIP OR PLACE OF ORGANIZATION

                     U.S.A.

-------------------------- ----------- -----------------------------------------
        NUMBER OF              7.      SOLE VOTING POWER

                                                8,000,343

      BENEFICIALLY         ----------- -----------------------------------------
                               8.      SHARED VOTING POWER
      OWNED BY EACH
                                                0
        REPORTING
                           ----------- -----------------------------------------
       PERSON WITH             9.      SOLE DISPOSITIVE POWER

                                                8,000,343

                           ----------- -----------------------------------------
                               10.     SHARED DISPOSITIVE POWER

                                                0

--------------- ----------------------------------------------------------------
     11.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         8,000,343

--------------- ----------------------------------------------------------------
     12.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES                                             [ ]


--------------- ----------------------------------------------------------------
     13.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         25.0%    See Item 5(a).

--------------- ----------------------------------------------------------------
     14.        TYPE OF REPORTING PERSON

                         CO

--------------- ----------------------------------------------------------------

                  Item 1. The securities to which this Schedule 13D relate are the shares of Common Stock, $.01 par value per share (the "Common Stock"), of American Country Holdings Inc., a corporation organized under the laws of Delaware (the "Issuer"). The address of the Issuer's principal place of business is 222 N. LaSalle Street, Chicago, Illinois 60601-1105.


                  Item 2.  Identity and Background.
                           The persons signing this statement are:
                           a.     Martin L. Solomon
                                  P.O. Box 70
                                  Coconut Grove, Florida  33233
                                  Occupation:  Investor
                                  Citizenship:  United States

                           b.     Wilmer J. Thomas, Jr.
                                  272 Undermountain Road
                                  Salisbury, Connecticut  06068
                                  Occupation:  Investor
                                  Citizenship:  United States

                           c. Frontier Insurance Group, Inc., a corporation organized under the laws of Delaware with its principal place of business at:
                                  195 Lake Louise Marie Road
                                  Rock Hill, New York  12775


                  The reporting persons may be deemed a "group" for the purposes of Rule 13d-1 under the Securities and Exchange Act of 1934, as amended. See joint filing statement required by Rule 13d-1(f)(i) attached as Exhibit A hereto. This Schedule 13D is being filed as a result of a transaction described in Item 6 hereof and which occurred on July 29, 1997.

                  None of the reporting parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and none has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding the subject reporting party was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to any laws.


                  Item 3. Source and Amount of Funds or Other Consideration. Each of the three reporting parties paid $8,889,046.96 for his (its) purchase of the Issuer's Common Stock. Section 1 of an investment agreement dated April 30, 1997 among the reporting parties and the Issuer (the "Investment Agreement"), described in Item 6 sets forth the exact amount to be paid by each reporting party, to wit, an amount equal to the net cash or cash equivalents of the Issuer on the date of the closing ("Closing Date") of the Investment Agreement, minus any and all liabilities, including tax liabilities, incurred prior to the Closing Date, which amount was $8,889,046.96. The sources of such funds with respect to Mr. Solomon were a bank loan made in the ordinary course (approximately $6,000,000) and personal funds (the balance). Mr. Solomon has repaid the bank loan with personal funds. The sources of such funds with respect to Mr. Thomas were a bank loan made in the ordinary course (approximately $7,000,000) and personal funds (the balance). The source of such funds with respect to the corporate reporting party was its working capital.


                  Item 4. Purpose of Transaction. The purposes of the proposed transaction are:

                  (a) to enable each of the three reporting parties to acquire 25% equity interest in the Issuer pursuant to the Investment Agreement, which required an amendment to the Issuer's charter increasing the number of authorized shares of Common Stock;

                  (b) to enable the Issuer to acquire, for a purchase price of $40,250,000, the assets, subject to certain liabilities, of American Country Insurance Company, an Illinois insurance company with its principal place of business at 222 N. LaSalle Street, Chicago, Illinois 60601-1105, and American Country Financial Services Corp., a corporation organized under the laws of Illinois with its principal place of business at 222 N. LaSalle Street, Chicago, Illinois 60601-1105, pursuant to an asset purchase agreement (the "Asset Purchase Agreement") dated as of April 30, 1997 and amended as of May 30, 1997, among American Country Insurance Company, the Issuer and others. The purchase was made with the proceeds of the sale of Issuer's Common Stock to the reporting parties, the Issuer's own working capital, and funds borrowed from a financial institution;

                  (c) to cause nominees of the reporting parties to constitute a majority of the board of directors of the Issuer.

                  Except as described above none of the reporting parties has present plans or proposals the type set forth in paragraphs (a) through (j) of
Item 4 of the Special Instructions for complying with Schedule 13D.


                  Item 5.  Interest and Securities of the Issuer.

                  (a) The aggregate shares of Common Stock and the percentage of the total outstanding shares of Common Stock beneficially owned by the reporting parties, who may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Exchange Act, as of the close of business on July 29, 1997, are set forth below:

                                                         No. of Shares               Percentage of
                            Name of Holder             Beneficially Owned         Outstanding Shares
                            --------------             ------------------         ------------------
                      Martin L. Solomon.........         8,000,343 (1)                  25.0%(1)
                      Wilmer J. Thomas, Jr......         8,000,343 (1)                  25.0 (1)
                      Frontier Insurance                 8,000,343 (1)                  25.0 (1)
                                                         ---------                      ----
                      Group, Inc................
                               Total............        24,001,029                      75.0%
                                                        ==========                      ====

                  -------------------------
                  (1) Purchased on the Closing Date and intended to represent 25% of Issuer's outstanding shares of Common Stock, after giving effect to the dilutive effect of certain outstanding stock options.


                  (b) Each of the reporting parties will have sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares beneficially owned by such party.

                  (c) No transactions were effected with respect to Shares beneficially owned by the reporting parties in the past 60 days.

                  (d) Not applicable.

                  (e) Not applicable.

                  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. Pursuant to the Investment Agreement, a copy of which is attached as Exhibit B hereto, the closing of the Investment Agreement was subject, among other things to approval by the Issuer's stockholders at the Issuer's Special Meeting of Stockholders in Lieu of Annual Meeting held on July 25, 1997 of proposals (i) to approve the acquisition pursuant to the Asset Purchase Agreement described in Item 4; (ii) to approve amendments to the Issuer's charter increasing the number of authorized shares and eliminating the provision for a classified board of directors; and (iii) to elect the following persons as directors of the Issuer:
Wilmer J. Thomas, Jr., Martin L. Solomon, William J. Barrett, Herbert M. Gardner, Peter H. Foley and Edwin W. Elder. On July 25, 1997, favorable action was taken on the three proposals listed in the preceding sentence, thereby satisfying one of the two conditions to the closing obligations of the Investors. The other, and final, condition, the closing of the acquisition pursuant to the Asset Purchase Agreement, took place on July 29, 1997.

         The Investment Agreement provides that at any time after the Closing Date the reporting parties will have certain limited "piggy back" registration rights in regard to their shares of Common Stock, all as more fully described in
Section 5 of the Investment Agreement.

     Pursuant to an ancillary agreement dated as of April 30, 1997 among the Issuer, Frontier Insurance Group, Inc. (a reporting person herein, hereinafter "Frontier"), Martin L. Solomon (a reporting person herein and a director of the Issuer), Wilmer J. Thomas, Jr. (a reporting person herein and a director of the Issuer), William J. Barrett (a director of the Issuer) and Herbert M. Gardner (a director of the Issuer), a copy of which is attached as Exhibit C hereto, such parties have agreed to have the Issuer cause its insurance company subsidiary to create an executive committee for at least one year, to consist of William J. Barrett, Martin L. Solomon and Peter H. Foley (an officer of Frontier), with Mr. Foley to serve as Chairman thereof. The parties subsequently determined that Mr. Solomon would serve as Chairman of such committee. The agreement further provides that such executive committee will review the business of the insurance company subsidiary in detail, and that the Issuer and Frontier will structure a fee arrangement to compensate Frontier for its services to the Issuer and the insurance company subsidiary.

         Pursuant to a further ancillary agreement dated as of April 30, 1997 among the Issuer, Frontier, Martin L. Solomon, Wilmer J. Thomas, Jr., William J. Barrett and Herbert M. Gardner, a copy of which is attached as Exhibit D hereto, such parties have agreed to pay for certain services that might be provided by such parties to the Issuer or its subsidiaries.

                  Item 7.  Material to be Filed as Exhibits.

                           A. Joint filing statement among Frontier Insurance Group, Inc., Martin L. Solomon and Wilmer J. Thomas, Jr.

                           B.       Copy of Investment Agreement.

                           C.       Copy of Ancillary Agreement No. 1.

                           D.       Copy of Ancillary Agreement No. 2.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                                  August 4, 1997
                                          ---------------------------------
                                                      (Date)



                                              /s/ Martin L. Solomon
                                          ---------------------------------
                                                      (Signature)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                  August 4, 1997
                                          ---------------------------------
                                                      (Date)



                                              /s/ Wilmer J. Thomas, Jr.
                                          ---------------------------------
                                                      (Signature)

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                August 4, 1997
                                   ---------------------------------------------
                                                    (Date)

                                   FRONTIER INSURANCE GROUP, INC.

                                   By:      /s/ Peter. H. Foley,
                                       -----------------------------------------
                                       Peter H. Foley, Executive Vice President
                                                    (Signature)

                            Exhibit A to Schedule 13D

                                                    August 4, 1997

         The undersigned hereby agree that the attached 13D regarding the Common Stock of American Country Holdings Inc. is filed on behalf of each of Martin L. Solomon, an individual, Wilmer J. Thomas, Jr., an individual, and Frontier Insurance Group, Inc., a Delaware corporation.


                                             /s/ Martin L. Solomon
                                        ---------------------------------------
                                                  Martin L. Solomon

                                             /s/ Wilmer J. Thomas, Jr.
                                        ---------------------------------------
                                                  Wilmer J. Thomas, Jr.


                                        FRONTIER INSURANCE GROUP, INC.

                                        By: /s/ Peter H. Foley
                                            -----------------------------------
                                                  Peter H. Foley
                                             Executive Vice President

                                                                       Exhibit B

                            THE WESTERN SYSTEMS CORP.

                              INVESTMENT AGREEMENT
                              --------------------


     INVESTMENT AGREEMENT dated as of April 30, 1997 by and among THE WESTERN SYSTEMS CORP. (the "Company"), FRONTIER INSURANCE GROUP, INC. (a "Subscriber", "Corporate Subscriber" or "Frontier"), MARTIN L. SOLOMON, at P.O. Box 70, Coconut Grove, Florida 33233 (a "Subscriber" or "Individual Subscriber"), and WILMER J. THOMAS, JR., at 272 Undermountain Road, Salisbury, Connecticut 06068 (a "Subscriber" or "Individual Subscriber").


                                  INTRODUCTION

     A. There is being executed concurrently herewith a certain asset purchase agreement (the "Asset Purchase Agreement") by and among the Company, American Country Insurance Company ("ACIC") and its subsidiary American Country Financial Services, Inc. ("ACFS") et al, which provides for, or contemplates, inter alia:

          1. The sale of the assets of ACIC and ACFS, subject to all but certain excluded liabilities (the "Excluded Liabilities"), for a purchase price of $40,250,000, to two subsidiaries of the Company, Subsidiary One and Subsidiary Two.

          2. The funding by the Company of the $40,250,000 purchase price with funds obtained from the following sources:

          a. Approximately $9,000,000 of funds on hand and approximately $6,000,000 to be borrowed from a financial institution; and

          b. Approximately $27,000,000 in aggregate subscriptions from the Subscribers for approximately 75% of the equity of the Company.


     NOW, THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements, and upon the terms and subject to the conditions hereinafter set forth, the Subscribers and the Company hereby agree as follows:


     Section 1. Subscription. Subject to the terms and conditions set forth herein, each Subscriber hereby subscribes for and agrees to purchase from the Company at the Closing, for an amount (the "Subscription Amount") equal to the net cash and cash equivalents of the Company on the Closing Date minus any and all liabilities of the type that are recorded on a balance sheet prepared in accordance with generally accepted accounting principles, including any tax liabilities incurred prior to the Closing Date (a) 7,903,421 shares of the Company's common stock, $.60 par value ("Common Stock"), which, when issued, will constitute twenty-five percent (25%) of the issued and outstanding shares of Common Stock (after the issuance of all of the Subscriber Shares) and (b) 77,337 additional shares of Common Stock. If, prior to the Closing Date, shares of Common Stock are issued upon exercise of any of the options described in Section 6.4, there shall be issued to each of the Subscribers additional shares of Common Stock so that such shares, together with the 7,903,421 shares referred to above, constitute twenty-five percent (25%) of the issued and outstanding shares of Common Stock of the Company, and there shall be issued, in lieu of the 77,337 shares referred to in (b) such fewer number of shares as shall give effect to the issuance of shares upon exercise of the options (such number to be calculated using the same principles as were employed to fix the number 77,337). The Common Stock to be so issued to the Subscribers is hereafter referred to as the Subscriber Shares.


     Section 2. Payment of Subscription Amount and Issuance of Subscriber Shares. The closing ("Closing") of the purchase of Subscriber Shares shall take place concurrently with the closing of the transactions contemplated by the Asset Purchase Agreement. At the Closing, each Subscriber shall make payment of the Subscription Amount by wire transfer and the Company shall issue the Subscriber Shares to each Subscriber. The date of such issuance is the Closing Date.


     Section 3. Securities Law Matters; Restrictions on Transferability of Shares Relating Thereto. (a) Each Subscriber understands and agrees that the sale and/or transfer of the Subscriber Shares is restricted and that:

          (i) The Subscriber Shares have not been registered under the Securities Act of 1933, as amended (the "Act"), or the laws of any other jurisdiction, and cannot be sold or transferred by the Subscriber unless they are subsequently registered or an exemption from registration is available (including compliance with Rule 144 under the Act), together with compliance with applicable state securities laws.

          (ii) The certificate(s) representing the Subscriber Shares will bear a restrictive legend in substantially the following form:

               "The shares represented by this certificate have not been registered under the Securities Act of 1933. The shares have been acquired for investment, and may not be sold or transferred in the absence of an effective Registration Statement for the shares under the Securities Act of 1933 and such Blue Sky Laws as might be applicable, unless an opinion of counsel satisfactory to the Company first be obtained that such is not then necessary."


     Section 4. Certain Representations. Each Subscriber hereby severally represents and warrants to the Company as follows:

          (a) Investment Intent. The Subscriber Shares are being acquired for the Subscriber's own account for the Subscriber's own investment and not on behalf of other persons and not with a view to, or for the sale in connection with, the distribution thereof.

          (b) Full Disclosure and Access to Information. The Subscriber has been adequately informed as to the Company's current status as a non-operating company, its proposed acquisition of ACIC and ACFS and the risks attendant thereto, has had the opportunity to ask questions of and receive answers from officers of the Company concerning the Company and of the officers of ACIC and ACFS concerning ACIC and ACFS, and has been given full access to all documentation, data and other information requested. Further, the Subscriber acknowledges that the Company has delivered to the Subscriber, and the Subscriber has received from the Company a Form 10-K of the Company for the period ended December 31, 1996, and a copy of the Asset Purchase Agreement.

          (c) Accredited Investor. The Subscriber represents and warrants that such Subscriber is an "accredited investor" under one or more of the categories specified in Rule 501 under the Act promulgated by the Commission as a part of Regulation D.


     Section 5. Limited Registration Rights. Any time after the Closing, and from time to time, Subscriber shall have the right, on a pro rata basis, and in each instance subject to the underwriter's "step-back" requirements, if any, to "piggyback" their respective Subscriber Shares whenever the Company proposes to register any of its Common Stock under the Act other than (a) a registration primarily for sales of securities to employees of the Company or resales thereof, (b) a registration primarily for sales of securities issued upon exercise of options or warrants outstanding or (c) a registration in connection with a merger or other business combination. Each Subscriber agrees not to effect any public sale or distribution of the Subscriber Shares so registered except as part of the shares being sold through the underwriter, for such period of time following the effectiveness of the registration as the underwriter shall require.

     The Company shall pay all expenses incurred in connection with the registration of shares of Common Stock included in such registration. In connection with such registration the Company will indemnify the registering Subscribers substantially to the same extent as is customary for indemnification and contribution in favor of selling shareholders of similar offerings and the registering Subscribers will indemnify the Company (and the underwriters, if applicable) with respect to information furnished by them in writing to the Company for inclusion therein substantially to the same extent as the underwriters indemnify the Company.


     Section 6. Representations and Warranties of the Company.

     The Company hereby represents and warrants to each Subscriber as follows:

          6.1 Organization and Good Standing; Articles and Bylaws. The Company is a corporation duly organized and existing under, and by virtue of, the laws of the State of Delaware and is in good standing under such laws. The Company has requisite corporate power to own its properties and assets, and to carry on its business as presently conducted (the Company presently conducts no business).

          6.2 Corporate Power. The Company has all requisite legal and corporate power to execute and deliver this Agreement and at the Closing Date will have all requisite power, to sell and issue the Subscriber Shares hereunder, and to carry out and perform its obligations under the terms of this Agreement.

          6.3 Subsidiaries. At or prior to the Closing, the Company will have two subsidiaries, Subsidiary One and Subsidiary Two, organized to acquire the assets of ACIC and ACFS, respectively, and the Company does not otherwise own or control, directly or indirectly, any other corporation, association or business entity.

          6.4 Capitalization.


The total number of shares of stock which the Company has authority to issue is twenty-seven million (27,000,000) shares consisting of twenty-five million (25,000,000) shares of Common Stock and two million (2,000,000) shares of Preferred Stock, $.10 par value per share ("Preferred Stock"), of which there are shares of Common Stock and no shares of Preferred Stock outstanding. There are also outstanding warrants to purchase 2,052,987 shares of Common Stock at $4.00 per share (prior to the dilution to be caused by the issuance of the Subscriber Shares) and options to purchase 474,000 shares of Common Stock at exercise prices ranging from $.60 per share to $3.75 per share.

     Pending the Closing, the Company will issue no shares of preferred stock or Common Stock, except upon the exercise of any of the options or warrants described in this Agreement, or any additional options or warrants to acquire Common Stock.

          6.5 Authorization. The Board of Directors of the Company has authorized the execution and delivery of this Agreement. Subject to approval of its shareholders, at the Closing, the Company will be authorized to issue and deliver the Subscriber Shares and to perform the Company's obligations hereunder. Such shareholder approval will be sought prior to the Closing. This Agreement, when executed and delivered by the Company, shall constitute a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors, rules of law governing specific performance, injunctive relief or other equitable remedies, and limitations of public policy. The Subscriber Shares, when issued in compliance with the provisions of this Agreement, will be validly issued and will be fully paid and nonassessable; provided, however, that the Subscriber Shares may be subject to restrictions on transfer under state and/or federal securities laws as set forth herein. Except as contemplated herein, the Subscriber Shares, are not subject to any preemptive rights or rights of first refusal.

          6.6 Litigation. There are no actions, suits, proceedings or investigations pending or threatened against the Company or its properties before any court or governmental agency, which, either in any case or in the aggregate, might result in any material adverse change in the business, prospects, financial condition or equity ownership of the Company or any of its properties or assets, or in any material liability on the part of the Company, and none of which affects the validity of this Agreement or any action taken or to be taken in connection herewith. The Company is not a party or subject to any writ, order, decree or judgment and has no plans to initiate any legal action.

          6.7 Financial Statements. The Financial Statements of the Company contained in its Form 10-K for the period ended December 31, 1996 present fairly the financial condition of the Company at that date and the results of operations and cash flows for the three years then ended.

          6.8 Cash Availability. At the Closing, the Company, after receiving the Subscription Amounts, will have cash or cash equivalents of approximately $35,200,000 and approximately $6,000,000 representing the proceeds of the borrowings by the Company contemplated hereby. Such amounts, aggregating approximately $41,000,000, will be net of all liabilities of the Company as at the Closing including liability for taxes.


     Section 7. Investment Opportunities. The parties hereto (other than Frontier) acknowledge (i) Frontier is an insurance holding company which, through its subsidiaries, conducts business as a specialty property and casualty insurer and reinsurer (ii) Frontier has made acquisitions and is actively seeking acquisitions in the insurance industry and (iii) Frontier is presented with acquisitions proposals on an ongoing basis. The parties, accordingly, agree that Frontier may pursue any acquisition freely, free of any obligation to any of the other parties hereto and that neither Frontier nor any designee of Frontier on the Company's Board of Directors shall have any duty, commitment or obligation to present any acquisition or acquisition proposal to the Company, its Board of Directors or any other party hereto or to give any notice thereof to any such entity or person.

     Section 8. Death of Subscriber Prior to Issuance of Subscriber Shares.

          If either Individual Subscriber shall die prior to the Closing Date and his rights and obligations hereunder have not previously been assigned to an affiliate (as hereinafter defined), (a) the deceased Subscriber's estate shall be released from any and all obligations hereunder and (b) the surviving Individual Subscriber shall have a three (3) day option to be substituted, with respect to all or a portion of the deceased rights and obligations, as a party to this Agreement in place of the deceased Individual Subscriber with all (or a portion, as the case may be) of the rights and obligations of the deceased Individual Subscriber hereunder. If such option is not exercised during such period, Frontier shall be so substituted for the deceased Individual Subscriber. If the surviving Individual Subscriber shall die, Frontier shall likewise be so substituted for such deceased Individual Subscriber as a party to this Agreement.

     Section 9. Conditions to Closing of Subscribers.

          The Subscribers' obligations to purchase the Subscriber Shares at the Closing are subject to the fulfillment on or prior to the Closing Date of the following conditions:

          9.1 Representations and Warranties Accurate. The representations and warranties made by the Company in Section 5 hereof shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said dates.

          9.2 The Closing of the Asset Purchase Agreement. All transfers and acts contemplated by the Asset Purchase Agreement shall be taking place concurrently with the Closing.

          9.3 Shareholder Approval. Approval by the shareholders of the Company shall have been obtained for the amendments to the Company's Certificate of
Incorporation: (i) increasing its authorized capital stock in amounts sufficient to permit the issuance of the Subscriber Shares and (ii) eliminating provisions presently contained therein providing for a classified board of directors.

          9.4 Election of Directors. The following persons (if living as of the Closing Date) shall have been elected directors of the Company:

                              Wilmer J. Thomas, Jr.
                              Martin L. Solomon
                              William J. Barrett
                              Herbert M. Gardner
                              Peter H. Foley
                              Edward W. Elder

     Section 10. Conditions to Closing by the Company.

          The Company's obligation to sell and issue the Subscriber Shares at the Closing, is subject to the fulfillment of the following conditions:

          10.1 Representations. All representations made by the Subscribers in this Agreement shall be true and correct when made, and shall be true and correct on the Closing Date with the same force and effect as if they had been made on and as of said dates.

          10.2 The Closing of the Asset Purchase Agreement. All transfers and acts contemplated by the Asset Purchase Agreement shall be taking place concurrently with the Closing.

     Section 11. Termination.

          This Agreement may be terminated at any time prior to the Closing:

          (a) By mutual written consent of all the parties hereto; and

          (b) By any party hereto if the Closing shall not have occurred on or prior to August 31, 1997, unless the failure of such an occurrence shall be due to the failure of the party seeking to terminate to perform or observe the covenants, agreements and provisions hereof to be performed or observed by such party prior to the Closing.

     Section 12. Miscellaneous.

               (a) This Agreement shall be governed in all respects by the laws of the State of New York without giving effect to its conflicts of laws principles.

               (b) Each Subscriber irrevocably consents that any legal action or proceeding against him or it arising out of this Agreement may be brought in any Federal or State court located in the State of New York. Each Subscriber, by the execution and delivery of this Agreement, expressly and irrevocably assents and submits to the personal jurisdiction of any of such court.

               (c) This Agreement may not be assigned or otherwise transferred by any Subscriber without the written consent of the Company and the other Subscribers, except each Subscriber shall be entitled to assign all or a portion of his rights under this Agreement to one or more affiliates as defined in the next sentence. An Affiliate is a member of a Subscriber's family, a trust for the benefit of one or more members of a Subscriber's family, or a business entity controlled by or under common control with a Subscriber and/or a family limited partnership of which a Subscriber is a general partner.

               (d) All notices, requests, consents, demands and other communications shall be in writing and shall be deemed to be duly given when sent by electronic facsimile transmission with a confirmation of delivery, by postage prepaid, registered or certified mail to the Company and to any Subscriber at the address listed in the heading of this Agreement or such other address as may from time to time be furnished in writing to the Company.


               (e) The representations, warranties, covenants and agreements made herein shall survive any investigation made by any Subscriber and the closing of the transactions contemplated hereby.


               (f) Except as otherwise provided herein, the provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, heirs, executors and administrators of the parties hereto.


               (g) This Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof. This Agreement may not be amended, waived, discharged or terminated other than by a written instrument signed by all of the parties hereto.


               (h) This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute the same instrument.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.



                                            THE WESTERN SYSTEMS CORP.


                                            By: /s/ William J. Barrett
                                                ------------------------------
                                                Name:  William J. Barrett
                                                Title: Chairman of the Board



                                            FRONTIER INSURANCE GROUP, INC.


                                            By: /s/ Peter H. Foley
                                                ------------------------------
                                                Name:  Peter H. Foley
                                                Title: Executive Vice President


                                                /s/ Martin L. Solomon
                                                ------------------------------
                                                    MARTIN L. SOLOMON


                                                /s/ Wilmer J. Thomas, Jr.
                                                ------------------------------
                                                    WILMER J. THOMAS, JR.

                                                                       Exhibit C


          AGREEMENT dated as of April 30, 1997 by and among THE WESTERN SYSTEMS CORP. (the "Company"), FRONTIER INSURANCE GROUP, INC. ("Frontier"), WILLIAM J. BARRETT ("Barrett"), HERBERT M. GARDNER ("Gardner"), MARTIN L. SOLOMON ("Solomon"), and WILMER J. THOMAS, JR. ("Thomas" and together with Frontier, Barrett, Gardner and Solomon, the "Stockholders").


                                  INTRODUCTION

          A. There is being executed concurrently herewith a certain asset purchase agreement (the "Asset Purchase Agreement") by and among the Company, American Country Insurance Company ("ACIC") and its subsidiary American Country Financial Services, Inc. ("ACFS") et al, providing for the sale of assets of ACIC and ACFS to subsidiaries of the Company (the "Subsidiaries").

          B. The parties hereto recognize the special expertise of Frontier in the insurance business and wish to set up a mechanism whereby Frontier can provide management services to the subsidiary of Western that is acquiring the assets and name of ACIC (the "Insurance Subsidiary"), and through Frontier's designee on the Board of Directors of Western, Peter H. Foley, implement certain decisions.

          NOW THEREFORE, in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

          1. Creation of Executive Committee. The Board of Directors of Western will cause the Insurance Subsidiary to create an Executive Committee for at least one year, consisting of the following persons (all of whom will be directors of the Insurance Subsidiary):

              William J. Barrett
              Peter H. Foley
              Martin L. Solomon

          2. Chairman. Peter Foley will serve as Chairman of the Executive Committee.

          3. Role of the Executive Committee. The Executive Committee (through its Chairman) will review the business of the Insurance Subsidiary in detail, including a review of such matters as staffing levels, lines of business and other operational issues. The Chairman will report to the Executive Committee the results of his review of the business and his recommendations for action. The Executive Committee will have power and authority, consistent with Illinois law, to execute and carry out its decisions through its Chairman.

          4. Fees. Western and Frontier will structure a fee arrangement to compensate Frontier for its services to Western and its Insurance Subsidiary. In doing so, the fees payable to Frontier shall take into account the Agreement dated April 30, 1997 among the parties hereto with respect to certain M&A fees and other fees payable to Frontier.

          5. Miscellaneous. This Agreement may be terminated any time by mutual written consent of all of the parties.

          IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.



                                            THE WESTERN SYSTEMS CORP.


                                            By: /s/ William J. Barrett
                                                ------------------------------
                                                Name:  William J. Barrett
                                                Title: Chairman of the Board


                                            FRONTIER INSURANCE GROUP, INC.


                                            By:  /s/ Peter H. Foley
                                                ------------------------------
                                                Name:  Peter H. Foley
                                                Title: Executive Vice President


                                                /s/ William J. Barrett
                                                ------------------------------
                                                    WILLIAM J. BARRETT


                                                /s/ Herbert M. Gardner
                                                ------------------------------
                                                    HERBERT M. GARDNER


                                                /s/ Martin L. Solomon
                                                ------------------------------
                                                    MARTIN L. SOLOMON


                                               /s/ Wilmer J. Thomas, Jr.
                                                ------------------------------
                                                   WILMER J. THOMAS, JR.

                                                                       Exhibit D

          AGREEMENT dated as of April 30, 1997 by and among THE WESTERN SYSTEMS CORP. (the "Company"), FRONTIER INSURANCE GROUP, INC. ("Frontier"), WILLIAM J. BARRETT ("Barrett"), HERBERT M. GARDNER ("Gardner"), MARTIN L. SOLOMON ("Solomon"), and WILMER J. THOMAS, JR. ("Thomas" and together with Frontier, Barrett, Gardner and Solomon, the "Stockholders").

                                  INTRODUCTION

          A. There is being executed concurrently herewith a certain asset purchase agreement (the "Asset Purchase Agreement") by and among the Company, American Country Insurance Company ("ACIC") and its subsidiary American Country Financial Services, Inc. ("ACFS") et al, providing for the sale of assets of ACIC and ACFS to subsidiaries of the Company (the "Subsidiaries").

          B. The parties hereto wish to set forth their understanding regarding certain services that may be provided to the Subsidiaries following the closing of the Asset Purchase Agreement by Frontier or any of the other Stockholders with respect to the matters covered herein.

          NOW THEREFORE, in consideration of the mutual agreements set forth herein, the parties hereto agree as follows:

          Section 1. Mergers and Acquisitions Transactions. If any of Frontier, Solomon, Thomas, Barrett or Gardner (or any investment banking firm or other entity with which he is then affiliated) shall introduce to Western a merger or other acquisition transaction (a "Transaction"), which he or it actively works on (on behalf of Western), and the Transaction is closed by one or the other Subsidiary, then the appropriate Stockholder or Stockholders shall receive an aggregate fee (the "M&A Fee") based upon the following formula:

                 (a) For Transactions in which the consideration paid is under $15,000,000:


                  5% of first $1,000,000 of consideration;
                  4% of second $1,000,000 of consideration;
                  3% of third $1,000,000 of consideration;
                  2% of fourth $1,000,000 of consideration;
                  and 1% of all other consideration up to $15,000,000.

                 (b) For Transactions in which the consideration paid is $15,000,000 or more, the M&A Fee will be 1%.

                 (c) The parties will further define, on a deal-by-deal basis, which items are to be included in consideration for this purpose.

                 (d) The M&A Fee shall be paid in cash.

                 (e) Notwithstanding the foregoing, there shall be only one M&A Fee paid in connection with any one Transaction.

          Section 2. Portfolio of Business.

                 (a) If Frontier or any other Stockholder introduces the Subsidiary engaged in the insurance business to a portfolio of business (the "Portfolio"), which such Subsidiary acquires, Frontier or such Stockholder (or any investment banking firm or other entity with which he is then affiliated) will be entitled to a fee ("Portfolio Fee") of 1% of the gross premiums written with respect to such Portfolio over the three-year period from the acquisition of such Portfolio. If, however, Frontier reinsures any portion of such Portfolio, Frontier will not be entitled to the Portfolio Fee.

                 (b) The Portfolio Fee shall be payable, in cash, on a monthly or other agreed upon basis as and when premiums are written.

          Section 3. Other Business Areas.

                 (a) Frontier shall, prior to the Closing under the Asset Purchase Agreement (if acceptable to the Company) and, in any event, after the Closing of the Asset Purchase Agreement, review all areas of the business of the Subsidiaries, including, without limitation, as appropriate, their finance functions, human resource functions, claims procedures, accounting and computer and related systems. Frontier will make a proposal to the Board of Directors of Western as to the services Frontier can provide to the Subsidiaries in those areas, the estimated time period for carrying out the proposal, and the proposed fees to be paid to Frontier for such services.

                 (b) If Western proceeds with Frontier's proposal, Frontier will be entitled to be paid the agreed-upon fee, in cash, for such service.

                 (c) Any of the other Stockholders may also make similar proposals to Western as to areas not covered by Western.

          Section 4. Miscellaneous.

                 (a) This Agreement may be terminated any time by mutual written consent of all of the parties.

                 (b) This Agreement shall be governed in all respects by the laws of the State of New York without giving effect to its conflicts of laws principles.

                 IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed on its behalf as of the date first above written.



                                            THE WESTERN SYSTEMS CORP.


                                            By: /s/ William J. Barrett
                                                ------------------------------
                                                Name:  William J. Barrett
                                                Title: Chairman of the Board


                                            FRONTIER INSURANCE GROUP, INC.


                                            By: /s/ Peter H. Foley
                                                ------------------------------
                                                Name:  Peter H. Foley
                                                Title: Executive Vice President


                                                /s/ William J. Barrett
                                                ------------------------------
                                                    WILLIAM J. BARRETT


                                                /s/ Herbert M. Gardner
                                                ------------------------------
                                                    HERBERT M. GARDNER


                                                /s/ Martin L. Solomon
                                                ------------------------------
                                                    MARTIN L. SOLOMON


                                                /s/ Wilmer J. Thomas, Jr.
                                                ------------------------------
                                                   WILMER J. THOMAS, JR.